                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)(1)

                        BIG 5 SPORTING GOODS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   08915P 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               DECEMBER 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

-----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
  CUSIP NO. 08915P 10 1                  13G                   PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

              Robert W. Miller

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                         (b) [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

--------------------------------------------------------------------------------
Number of        5.       SOLE VOTING POWER          0
Shares
Beneficially     ---------------------------------------------------------------
Owned by         6.       SHARED VOTING POWER  571,549
Each
Reporting        ---------------------------------------------------------------
Person           7.       SOLE DISPOSITIVE POWER  0
With
                 ---------------------------------------------------------------
                 8.       SHARED DISPOSITIVE POWER  571,549

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        571,549

--------------------------------------------------------------------------------
10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        2.5% based on 22,672,627 shares of Common Stock outstanding as of October 29, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2004.

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
  CUSIP NO. 08915P 10 1                  13G                   PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

              Florence H. Miller

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                         (b) [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

--------------------------------------------------------------------------------
Number of         5.       SOLE VOTING POWER          0
Shares
Beneficially      --------------------------------------------------------------
Owned by          6.       SHARED VOTING POWER  571,549
Each
Reporting         --------------------------------------------------------------
Person With       7.       SOLE DISPOSITIVE POWER  0

                  --------------------------------------------------------------
                  8.       SHARED DISPOSITIVE POWER  571,549

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        571,549

--------------------------------------------------------------------------------
10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        2.5% based on 22,672,627 shares of Common Stock outstanding as of October 29, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2004.

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
  CUSIP NO. 08915P 10 1                  13G                   PAGE 4 OF 7 PAGES
--------------------------------------------------------------------------------

ITEM 1.

         (a)      NAME OF ISSUER:

                           Big 5 Sporting Goods Corporation

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

                           2525 East El Segundo Boulevard, El Segundo,
                           California 90245

ITEM 2.

         (a)      NAME OF PERSONS FILING:

                           This Statement on Schedule 13G is being filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by Robert W. Miller and Florence H. Miller (the "Reporting Persons").

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           The address of each of the Reporting Persons is c/o Big 5 Sporting Goods Corporation, 2525 East El Segundo Boulevard, El Segundo, California 90245

         (c)      CITIZENSHIP:

                           Each of the Reporting Persons is a citizen of the United States of America.

         (d)      TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $.01 per share ("Common
                           Stock")

         (e)      CUSIP NUMBER:

                           08915P 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)   [ ] Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

--------------------------------------------------------------------------------
  CUSIP NO. 08915P 10 1                  13G                   PAGE 5 OF 7 PAGES
--------------------------------------------------------------------------------

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e)   [ ] An investment adviser in accordance with
                   Section 240.13d-1(b)(1)(ii)(E);

         (f)   [ ] An employee benefit plan or endowment fund in accordance with
                   Section 240.13d-1(b)(1)(ii)(F);

         (g)   [ ] A parent holding company or control person in accordance with
                   Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

         (a) Amount beneficially owned by each Reporting Person as of November 23, 2004: 571,549

         (b) Percent of class (based on 22,672,627 shares of Common Stock outstanding as of October 29, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2004): 2.5%

         (c) Number of shares, as of November 23, 2004, as to which each Reporting Person has:

                  (i)      Sole power to vote or to direct the vote: 0

                  (ii)     Shared power to vote or to direct the vote: 571,549

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv) Shared power to dispose or to direct the disposition of: 571,549

         Of the shares beneficially owned by the Reporting Persons as of November 23, 2004, 147,317 shares are owned by the Robert W. and Florence H. Miller Family Trust dated January 11, 1991, as restated November 19, 1997, and 424,232 shares are owned by Robert

--------------------------------------------------------------------------------
  CUSIP NO. 08915P 10 1                  13G                   PAGE 6 OF 7 PAGES
--------------------------------------------------------------------------------

W. and Florence H. Miller Family Partners, L.P. Each of the Reporting Persons is a trustee of the Robert W. and Florence H. Miller Family Trust and a general partner of Robert W. and Florence H. Miller Family Partners, L.P.

         On November 21, 2003, the amended and restated stockholders agreement among Steven G. Miller, Big 5 Sporting Goods Corporation, Green Equity Investors, L.P. and Robert W. Miller, pursuant to which the Reporting Persons may have been deemed to share voting power over certain shares of Common Stock beneficially owned by Mr. Steven G. Miller and Green Equity Investors, L.P., expired pursuant to its terms. This agreement had been referenced in the Reporting Persons' initial Schedule 13G filing.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
        THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATIONS

         Not applicable.

EXHIBITS

Exhibit 99.1 Agreement Regarding Joint Filing of Statements on Schedule 13G, incorporated by reference to Exhibit 99.1 to Schedule 13G filed by Robert W. Miller on January 31, 2003.

--------------------------------------------------------------------------------
  CUSIP NO. 08915P 10 1                  13G                   PAGE 7 OF 7 PAGES
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 November 24, 2004
                               ------------------------------------------------
                                                       (Date)

                               /s/ Robert W. Miller
                               ------------------------------------------------
                               Robert W. Miller

                                                 November 24, 2004
                               ------------------------------------------------
                                                       (Date)

                               /s/ Florence H. Miller
                               ------------------------------------------------
                               Florence H. Miller

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.

(SEE 18 U.S.C. 1001)